Exhibit 99.1

Consent of Raymond Chabot Grant Thornton

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Raymond Chabot Grant Thornton
Chartered Accountants General Partnership

July 23, 2004

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated June 11, 2004 on the Consolidated Balance Sheets of Alimentation Couche-Tard Inc. (the “Corporation”) as at April 25, 2004 and April 27, 2003 and the Consolidated Statements of Earnings, Retained Earnings and Cash Flows of the Corporation for each of the years in the three-year period ended April 25, 2004, which report appears in this annual report on Form 40-F of the Corporation.

/s/ Raymond Chabot Grant Thornton

Chartered Accountants General Partnership

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Montreal, Quebec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Member of Grant Thornton International

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